Exhibit (B)(1)

SEARCHLIGHT CAPITAL PARTNERS, L.P. 745 Fifth Avenue, 27th Floor New York, New York 10151

September 18, 2026

WD Capital Partners Holdings LP

2001 Westside Parkway, Suite 155

Alpharetta, GA 30004

Attn: Thomas C. Priore

Preferred Equity Commitment Letter

Ladies and Gentlemen:

You have advised each of the entities set forth on the signature pages hereto as “Commitment Parties” (each a “Purchaser” and a “Commitment Party”, and collectively, the “Purchasers”, the “Commitment Parties”, “us” or “we”) that you intend to acquire, directly or indirectly, Priority Technology Holdings, Inc., a Delaware corporation (the “Company”) (as described on Exhibit A hereto) and consummate the other transactions described on Exhibit A hereto (collectively, the “Transactions”). Capitalized terms used but not otherwise defined herein are used with the meanings assigned to such terms in the Exhibits hereto. All references herein to Sections or Exhibits shall be construed to refer to Sections of this Commitment Letter (as defined below) and Exhibits to this Commitment Letter.

1.	Commitments

In connection with the Transactions contemplated hereby, each of the Purchasers hereby, severally and not jointly, commits to purchase, and WD Capital Partners Holdings LP, a Delaware limited partnership (“you” or the “Issuer”), hereby commits to issue and sell to such Purchaser, Series A Preferred Units (the “Preferred Units”) with an Initial Stated Value amount set forth opposite such Purchaser’s name on Schedule I hereto, and with an aggregate Initial Stated Value of up to $160,000,000 (but not less than $150,000,000), which shall be funded in cash (the “Equity Commitment”), upon the terms set forth or referred to in this letter, the Transaction Summary attached hereto as Exhibit A and the Summary of Terms and Conditions for the Preferred Units and Common Units (as defined below) attached hereto as Exhibit B (the “Equity Term Sheet”). The purchase, issuance and sale of the Preferred Units is subject only to the conditions set forth on Exhibit C attached hereto (the “Conditions Annex”). This letter, together with Exhibits A through C, including the annexes thereto, collectively constitute this “Commitment Letter.”

In connection with the purchase of the Preferred Units, you shall issue to the Purchasers (directly and/or through one or more affiliates, directly or indirectly managed investment funds and accounts) common equity interests of the Issuer (the “Common Units”), on the terms set forth in the Equity Term Sheet (together with the purchase of the Preferred Units, the “Investment”).

You agree that no other purchasers will be appointed, no other titles will be awarded and no compensation will be paid to obtain the commitment of any person to become a purchaser of the Preferred Units unless you and we shall so reasonably agree.

2.	Representations and Warranties; Covenants.

Each Commitment Party hereby covenants, represents and warrants to the Issuer that: (a) it is a legal entity duly formed or organized, validly existing and (to the extent such concept is recognized under the laws of such jurisdiction) in good standing under the laws of its jurisdiction of formation or organization; (b) it has all necessary limited partnership power and authority to execute, deliver and perform this Commitment Letter; (c) the execution, delivery and performance of this Commitment Letter by it has been duly authorized and approved by all necessary action by it and no other action on the part of such Commitment Party or any equity holder of such Commitment Party is necessary to authorize the execution, delivery and performance by such Commitment Party of this Commitment Letter and such execution, delivery and performance does not contravene any provisions of such Commitment Party’s partnership agreement or other organizational documents or side letter thereto or any law binding on such Commitment Party or its assets; (d) this Commitment Letter has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of such Commitment Party, enforceable against it in accordance with the terms of this Commitment Letter, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general applicability affecting creditors’ rights generally and to general equity principles (whether considered in a proceeding in equity or at law); (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity (as defined in the Merger Agreement) necessary for the due execution, delivery and performance of this Commitment Letter by such Commitment Party have been obtained or made and all conditions thereof have been duly complied with; (f) such Commitment Party has, as of the date hereof and at Closing, will have the enforceable right to obtain sufficient liquid and unencumbered assets from its limited partners, available lines of credit or other sources of immediately available funds in an amount equal to the Equity Commitment (for purposes of clarity, it is hereby acknowledged that such funds may not be in the possession of such Commitment Party at all times but such Commitment Party has and shall have the ability to timely call such funds in order to effect the Closing (as defined in the Merger Agreement) in accordance with the terms of the Merger Agreement); (g) its execution, delivery and performance of this Commitment Letter does not and will not violate, contravene, conflict with or result in any violation of, or default (with or without notice or lapse of time or both) under any contract to which it is a party, except as would not prevent, impair or delay its ability to perform its obligations hereunder; and (h) each Commitment Party’s pro rata Equity Commitment does not exceed the maximum amount such Commitment Party is permitted to invest in any one portfolio investment pursuant to the terms of its organizational documents or otherwise, or no such restriction exists.

The Issuer hereby covenants, represents and warrants to Commitment Parties that: (a) it is a legal entity duly formed or organized, validly existing and in good standing under the laws of the State of Delaware; (b) it has all necessary limited partnership power and authority to execute, deliver and perform this Letter; (c) the execution, delivery and performance of this Commitment Letter by it has been duly and validly authorized and approved by all necessary action by it and no other action on the part of the Issuer or any equity holder of the Issuer is necessary to authorize the execution, delivery and performance by the Issuer of this Commitment Letter and such execution, delivery and performance does not contravene any provision of the Issuer’s partnership agreement or other organizational documents or side letter thereto or any law binding on the Issuer or its assets; (d) this Commitment Letter has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with the terms of this Commitment Letter, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws of general applicability affecting creditors’ rights generally and to general equity principles (whether considered in a proceeding in equity or at law); and (e) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Commitment Letter by the Issuer have been obtained or made and all conditions thereof have been duly complied with.

Each Commitment Party shall provide to the Company for inclusion in the Restructuring Notices (as defined in the Merger Agreement) all information regarding the relevant persons or entities of Searchlight Capital Partners, L.P. (as determined by counsel for such entities or requested by the applicable Governmental Entity (as defined in the Merger Agreement)) as if such entities were deemed, as of the Closing to exercise “Control” as set forth in each relevant state’s money transmission statute within forty-five (45) days following the execution of this Commitment Letter (in the case of preparation and submission) or the date the Governmental Entity’s request is communicated to such Commitment Party (in the case of supplementation); provided that, with respect to any personal, financial, fingerprinting, background check or other sensitive information that is required to be provided, such Commitment Party may provide such information directly to the applicable Governmental Entity or applicable regulatory filing system, and such Commitment Party shall keep the Company reasonably informed of the status of such submission and provide such evidence of submission as may be reasonably requested by the Company and lawfully provided; provided, further, that, with respect to any such information that is not available with such forty-five (45) days period, such Commitment Party shall cause such information to be provided as promptly as practicable thereafter and shall keep the Company reasonably informed of the status of obtaining such information.

3.	Closing Payment

You agree to pay (or cause to be paid) to the Commitment Parties a closing payment (the “Closing Payment”) in respect of the Preferred Units funded in cash on the Closing Date as expressly set forth in the Equity Term Sheet under the section labeled “Closing Payment,” which Closing Payment shall be allocated among the Commitment Parties based on their pro rata share of the Equity Commitment as set forth on Schedule I, and which the parties hereto agree to treat for U.S. federal and other applicable tax purposes as an adjustment (i.e., discount) to the purchase price of the Preferred Units and/or Common Units. Once paid, except as agreed in writing by the parties hereto, such amount shall not be refundable under any circumstances.

4.	No Shop; Alternate Transaction

You agree and acknowledge that, in connection with the consummation of the Acquisition and subject to our compliance with the terms and conditions of this Commitment Letter, in no event shall the Acquisition be consummated without simultaneously consummating the Investment (and we may specifically enforce the foregoing).

From the date hereof until the earliest of: (a) the consummation of the Acquisition; and (b) the valid termination of the Merger Agreement in accordance with its terms (or such later date as you and the Purchasers shall have mutually agreed to extent the Purchasers’ commitments hereunder), you (i) shall not, and shall cause your affiliates (excluding the Company and its subsidiaries), agents, representatives, counsel, consultants and advisors and any other person acting on your or their behalf not to, directly or indirectly solicit, participate in any negotiations or discussions with, or provide or afford access to information to any third party with respect to, or otherwise facilitate, encourage or accept any offers for the purchase of Preferred Units or any alternative preferred equity, equity or debt financing arrangements in connection with the Transactions (other than in connection with the Closing Date Debt Incurrence (as defined on Exhibit A) or rollover by existing equity holders of the Company) and (ii) shall terminate or have terminated prior to the date hereof any agreement or arrangement related to the foregoing to which you or your affiliates are parties, as well as any activities and discussions related to the foregoing and may be continuing on the date hereof with any party other than the Purchasers and their representatives.

If the Acquisition is not consummated on the date that is on or prior to the Expiration Date, and during the period from the Expiration Date until the date that is six months after the Expiration Date, you or any of your affiliates consummate an acquisition (or any similar transaction) that is substantially similar to the Transaction described in the Transaction Summary attached hereto as Exhibit A and, in any case, includes an acquisition of the equity interests of the Company by entities affiliated with Thomas C. Priore following which the Company ceases to be listed on any national securities exchange (any such transaction, an “Alternate Transaction”), in each case, with preferred equity or holding company indebtedness as a financing source, which for the avoidance of doubt may be provided to the Company or one or more of its subsidiaries to effect such Alternate Transaction, then you agree that you shall offer the Purchasers the bona fide reasonable opportunity to provide preferred equity financing or holding company indebtedness for such Alternate Transaction on substantially the same terms and conditions contemplated by this Commitment Letter, except that the amount of such financing shall be proportionately adjusted upward or downward, as applicable, to reflect the actual amount of preferred equity or holding company indebtedness financing required to consummate such Alternate Transaction as of the date thereof.

If the Acquisition is not consummated on or prior to the Expiration Date and, following the date that is six months after the Expiration Date, you or any of your affiliates propose to consummate an Alternate Transaction with preferred equity or holding company indebtedness as a financing source provided by any unaffiliated third-party, which for the avoidance of doubt may be provided to the Company or one or more of its subsidiaries to effect such Alternate Transaction, then you agree that, prior to entering into any binding agreement with such unaffiliated third-party with respect to such financing, you shall first offer the Purchasers the right, but not the obligation, to provide such financing on the same terms and conditions offered or proposed to be offered to such unaffiliated third-party. The Purchasers shall have ten business days from receipt of such offer (which offer shall include all material terms thereof in reasonable detail) to notify you of their election to provide such financing on such terms. If the Purchasers do not so notify you of their election within such period, you shall be free to consummate such Alternate Transaction with such unaffiliated third-party on terms no more favorable in the aggregate to such financing source than those offered to the Purchasers; provided, that if the terms of such financing are subsequently modified to be more favorable in the aggregate to such third-party, then you shall re-offer the Purchasers the right of first offer on such modified terms in accordance with this paragraph.

If an Alternate Transaction is completed using preferred equity or holding company indebtedness as a financing source and you were required pursuant to this Section 4 to offer the Purchasers the bona fide reasonable opportunity to provide such financing but did not so offer a bona fide reasonable opportunity, then you agree to pay (or cause to be paid), upon the closing of such Alternate Transaction, in cash to the Purchasers, an aggregate amount equal to 50% of the Closing Payment, based on the stated value of such preferred equity or holding company indebtedness funding, and allocated among the Purchasers on a pro rata basis.

5.	Conditions

The Purchasers’ commitment to purchase the Preferred Units on the Closing Date is subject only to the conditions set forth in the Conditions Annex, and upon satisfaction (or waiver by the Purchasers) of the conditions set forth therein, the making of the Investment on the Closing Date shall occur.

6.	Limited Guaranty

Concurrently with the execution and delivery of this Commitment Letter, the Commitment Parties are executing and delivering to the Company a limited guaranty related to certain of Parent’s obligations under the Merger Agreement (the “Limited Guaranty”). Notwithstanding anything to the contrary set forth in this Commitment Letter, the Merger Agreement or the Limited Guaranty, (a) the Company’s or any of its Related Parties’ (as defined in the Limited Guaranty) right to assert any Permitted Claim (as defined in the Limited Guaranty) against the applicable Person (including the Company’s rights to enforce this Commitment Letter pursuant to Section 8) and (b) the Company or any of its Related Parties’ right to assert a claim arising out of or relating to fraud of the Commitment Parties (collectively, the claims set forth in clauses (a) and (b), the “Retained Claims”), shall be, and are intended to, be the sole and exclusive direct or indirect remedies available to the Company, its affiliates or its or their respective Related Parties and any other Person, directly or indirectly, claiming by, through or for the benefit of any of the foregoing, against the Commitment Parties or any Related Party of the Commitment Parties in its capacity as such for any liability, obligation, loss, damage or recovery of any kind whatsoever (including any multiple, consequential, indirect, special, statutory, exemplary or punitive damages or damages arising from loss of profits, business opportunities or goodwill, diminution in value or any other losses, whether at law, in equity, in contract, in tort or otherwise) arising under or in connection with any breach of this Commitment Letter, the Merger Agreement, the Limited Guaranty, or any documents or instruments delivered in connection herewith or therewith or the transactions contemplated hereby or thereby (including the termination or abandonment thereof) or otherwise (in each case, whether willfully, intentionally, unintentionally or otherwise) or the failure of the Merger to be consummated for any reason or otherwise in connection with the transactions contemplated hereby and thereby or otherwise or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Related Party of the Commitment Parties (other than the applicable Persons pursuant to Permitted Claims), as such, for any obligations under the Merger Agreement; provided, that, if the Commitment Parties’ purchase of the Preferred Units as contemplated hereunder and the closing of the Merger occurs, none of the Company or any of its affiliates or Related Parties, or any other Person, directly or indirectly, claiming by, through or for the benefit of any of the foregoing, may recover any amount whatsoever under the Limited Guaranty. Notwithstanding the foregoing, the preceding sentence shall not in any respect limit claims of the Issuer against the Commitment Parties arising directly out of the Commitment Parties’ obligations under this Commitment Letter.

7.	Parties in Interest; Third Party Beneficiaries

Each of the parties hereto hereby agrees that its respective agreements and obligations set forth herein are solely for the benefit of the other parties hereto and each of its respective successors and permitted assigns, in accordance with and subject to the terms of this Commitment Letter. This Commitment Letter is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Issuer to enforce, the obligations set forth herein, except that (a) the Company (i) is an express third-party beneficiary of the last paragraph of Section 2, this Section 7, Section 8 and Section 12, and is intended to benefit therefrom and (ii) shall expressly be entitled to enforce the rights of the Issuer under this Commitment Letter, solely with respect to the Company’s right to seek specific performance pursuant to Section 9.9(b) of the Merger Agreement in accordance with Section 8 of this Commitment Letter, and (b) each of the Commitment Parties’ Related Parties is an express third-party beneficiary of this Commitment Letter for the purposes of relying on and enforcing the provisions of Section 6. The Commitment Parties acknowledge that the Company has specifically relied on this Commitment Letter in determining to enter into the Merger Agreement.

8.	Enforceability

This Commitment Letter may only be enforced by (a) the Issuer or (b) the Company (and, pursuant to Section 7, the Company is an express third-party beneficiary of this Commitment Letter and may rely on and enforce the provisions of this Commitment Letter accordingly) pursuant to or in connection with the Company’s rights, solely pursuant to and following the satisfaction of the terms and conditions of Section 9.9(b) of the Merger Agreement to obtain specific performance or other equitable relief to enforce Parent’s obligation to cause the Commitment Parties (and its successors and permitted assigns (solely if and to the extent an assignment has occurred in accordance with the terms of this Commitment Letter)) to fund (or to directly enforce the Commitment Parties’ obligation to fund) the Equity Commitment in accordance with the terms hereof, pursuant to, and subject to, and solely in accordance with, the terms of Section 9.9 of the Merger Agreement and the rights and obligations set forth herein; provided, that, notwithstanding the foregoing, the Company’s right to enforce the Commitment Parties’ obligation to fund the Equity Commitment shall arise solely pursuant and subject to the conditions set forth in Section 9.9(b) of the Merger Agreement. Neither the Issuer’s creditors nor any other Person (other than the Company to the extent provided herein) shall have any right to enforce this Commitment Letter or to cause the Issuer to enforce this Commitment Letter. Each party hereto hereby waives any requirement for the security or posting of any bond in connection with such remedies. The election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate the Merger Agreement and pursuing payment of the Parent Termination Fee, solely to the extent payable pursuant to the terms of the Merger Agreement. Notwithstanding anything to the contrary contained in this Commitment Letter or in the Limited Guaranty, under no circumstance shall the Company be permitted or entitled to receive both (a) a grant of specific performance hereunder or under the Merger Agreement to cause the Closing to occur or to cause the Issuer to enforce the funding of the Equity Commitment under this Commitment Letter, and (b) payment of the Parent Termination Fee or any monetary damages for breach of the Merger Agreement or this Commitment Letter.

9.	Confidentiality

You agree that you will not disclose the contents of this Commitment Letter or any of its terms or substance to any third party (including, without limitation, any financial institution or intermediary) without the Purchasers’ prior written consent, except the Commitment Letter may be disclosed (a) to your affiliates, equityholders, members, partners, and the directors, officers, employees, attorneys, accountants, independent auditors, agents and other advisors of any of the foregoing, in connection with the Transactions; provided, that this Commitment Letter may also be disclosed to the Company and its equity holders, directors, officers, employees, affiliates, members, partners, stockholders, attorneys, accountants, independent auditors, agents and other advisors, in each case on a confidential and need-to-know basis, (b) to the extent compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree, to the extent permitted by law and reasonably practicable, to (i) promptly inform the Purchasers prior to any such disclosure or such later time as may be required by law and (ii) use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (c) in any proxy statement or other filing relating to the Merger or the Transactions, (d) to prospective bona fide additional investors, (e) to the extent such information becomes publicly available other than by reason of improper disclosure by you in violation of any confidentiality obligations hereunder, (f) if the Purchasers consent to such proposed disclosure (such consent not to be unreasonably withheld, delayed or conditioned) and (g) in connection with the enforcement of any rights or remedies under this Commitment Letter, the Merger Agreement or the Limited Guaranty. You agree to inform all such persons who receive non-public information concerning the Purchasers or this Commitment Letter that such information is confidential and may not be used for any purpose other than in connection with the Transactions and may not be disclosed to any other person, except pursuant to any of the exceptions in the immediately preceding sentence.

The Purchasers hereby acknowledge, confirm and agree to be bound by, and that the terms of this Commitment Letter are subject to in all cases, the terms of that certain Joinder to Confidentiality Agreement, dated June 23, 2026, by and between Searchlight Capital Partners, L.P. and Thomas Priore (the “NDA Joinder”) as though the Purchasers were an original party thereto and acknowledge and agree that the Purchasers are “Receiving Party Representatives” (as defined in the NDA Joinder) thereunder. Notwithstanding anything to the contrary in the NDA Joinder, each Purchaser shall be permitted to disclose any information received by it in connection with the Transactions and related transactions (including any information obtained by it based on a review of any books and records relating to the Issuer and the Company or any of their respective subsidiaries and affiliates) to its managed funds, managed accounts, limited partners and current and prospective direct or indirect investors on a “need to know” basis solely in connection with the transactions contemplated hereby, in each case, who are bound by confidentiality or similar agreements with the Purchasers or their affiliates.

10.	Indemnification; Expenses

You agree (a) to indemnify and hold harmless each of the Purchasers, their respective affiliates and controlling persons and the respective directors, officers, employees, partners, equityholders, agents, advisors and other representatives of each of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Investment, the use of the proceeds thereof and the Transactions or any claim, litigation, investigation, inquiry or proceeding relating to any of the foregoing (a “Proceeding”), regardless of whether any indemnified person is a party thereto or whether such Proceeding is brought by you, any of your affiliates, your equityholders or creditors or any third party, and to reimburse each indemnified person within 30 days following written demand therefor (together with reasonable backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any Proceeding (but limited, in the case of legal fees and expenses, to one counsel to such indemnified person, taken as a whole, and, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected indemnified persons, taken as a whole (and, if reasonably necessary, of one local counsel in any relevant material jurisdiction to all such persons, taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional local counsel to all affected indemnified persons, taken as a whole, in each such material relevant jurisdiction)); provided, that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from (i) the willful misconduct, bad faith or gross negligence of, or material breach of this Commitment Letter, the Limited Guaranty or the Equity Documentation by, such indemnified person (or any of its Related Parties), in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction, or (ii) any dispute solely among indemnified persons which does not arise out of any act or omission of the Issuer or any of its subsidiaries or affiliates, and (b) if the Closing Date occurs, to reimburse each Purchaser on the Closing Date (to the extent an invoice therefor is received at least two business days prior to the Closing Date, or if invoiced after such date, within 30 days following receipt of the relevant invoice), for all reasonable and documented out-of-pocket expenses (including due diligence expenses, but limited, in the case of legal fees and expenses, to (i) the reasonable fees, charges and disbursements of Latham & Watkins LLP, acting as legal counsel to the Purchasers and (ii) if reasonably necessary, the fees, charges and disbursements of one local counsel in any relevant material local jurisdiction for all such persons, taken as a whole), incurred in connection with the Preferred Units and any related documentation (including this Commitment Letter and the Equity Documentation), which amounts (not including indemnification amounts) shall not exceed $1,000,000 without your consent. The foregoing provisions of this paragraph shall be superseded, in each case, to the extent covered thereby by the applicable provisions of the Equity Documentation upon execution thereof and thereafter shall have no further force and effect.

None of the indemnified persons, you or the Target or any of your or their respective affiliates or the respective directors, officers, employees, agents, advisors or other representatives of any of the foregoing shall be liable for any special, indirect, consequential (including lost profits or diminution of value) or punitive damages in connection with this Commitment Letter or the Preferred Units (including the use or intended use of the proceeds of the Preferred Units) or the transactions contemplated hereby or thereby; provided, that nothing contained in this sentence shall limit your indemnification obligations hereinabove to the extent such punitive damages are awarded to a third party in connection with a claim for which such indemnified person is otherwise entitled to indemnification hereunder.

No indemnified person or any other party hereto shall be liable for any damages arising from the use by any person (other than such indemnified person (or its Related Parties) or any other party hereto) of written information with respect to the Issuer, the Company and each of their respective subsidiaries in connection with the Transactions, or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent of direct, as opposed to indirect, consequential or punitive, damages arising from gross negligence, bad faith or willful misconduct of, or material breach of this Commitment Letter, the Limited Guaranty or the Equity Documentation by, such indemnified person (or any of its Related Parties), or such other party hereto, as applicable, in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction; provided, that nothing contained in this sentence shall limit your indemnification obligations hereinabove to the extent any such punitive damages are included in any third party claim in connection with which such indemnified person is otherwise entitled to indemnification hereunder. In the event that any Proceeding is instituted involving any indemnified person for which indemnification is to be sought hereunder, then such indemnified person will promptly notify you thereof; provided, that any failure of any indemnified person to so notify you shall not affect any of your obligations under this Section, except to the extent that you are actually and materially prejudiced by such failure to so notify you.

You shall not be liable for, and the indemnification obligation in the preceding paragraph shall not apply to, any settlement of any Proceeding effected by any indemnified person without your consent (which consent shall not be unreasonably withheld, conditioned or delayed) or any other loss, claim, damage, liability and/or expense incurred in connection therewith, but if any such Proceeding is settled with your written consent, or if there is a final non-appealable judgment of a court of competent jurisdiction against an indemnified person in any such Proceeding, you agree to indemnify and hold harmless such indemnified person in the manner set forth above. You shall not, without the prior written consent of the affected indemnified person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceeding against any indemnified person in respect of which indemnity could have been sought hereunder by such indemnified person unless such settlement (a) includes an unconditional release of such indemnified person from all liability or claims that are the subject matter of such Proceeding and (b) does not include any statement as to any admission of fault or culpability.

11.	Sharing Information; Absence of Fiduciary Relationship

You acknowledge that the Purchasers and their respective affiliates may have economic interests that conflict with those of you, the Company and your and its respective affiliates, and are under no obligation to disclose any conflicting interest to you. You further acknowledge and agree that (a) the Purchasers will act under this Commitment Letter as independent contractors and no fiduciary, advisory or agency relationship or implied duty between you and the Purchasers has been or will be created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Purchasers or their respective affiliates have advised or are advising you on other matters and (b) you will not assert any claim against any Purchaser for breach or alleged breach of fiduciary duty and agree that such Purchaser shall not have any direct or indirect liability to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Neither the Purchasers nor their respective affiliates will use information obtained from you or your affiliates in connection with the Investment or the other Transactions in connection with the performance by the Purchasers and their respective affiliates of services for other companies or other persons.

As you know, certain affiliates of the Purchasers are full service securities firms engaged, either directly or through their affiliates, in various activities, which may include securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, certain affiliates of the Purchasers may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of, and the Purchasers and their affiliates may be providing debt financing or equity capital to, you and your affiliates, the Company and its affiliates, the Company’s customers or competitors and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

The Purchasers and their respective affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you and your affiliates, the Company and its affiliates or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities or other trading with any thereof.

You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter are arm’s-length commercial transactions between the Purchasers and their respective affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction each of the Company and its applicable affiliates (as the case may be) is acting solely as a principal and not as an agent or fiduciary of you, the Company, your and their respective subsidiaries, management, equity holders, creditors, affiliates or any other person, (iii) each of the Purchasers and its applicable affiliates (as the case may be) have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you or your respective affiliates with respect to the financing transactions contemplated hereby, the exercise of the remedies with respect thereto or the process leading thereto (irrespective of whether the Purchasers or any of their respective affiliates have advised or are currently advising you or the Company on other matters) and the Purchasers have no obligation to you or your or their affiliates with respect to the transactions contemplated hereby except the obligations expressly set forth in this Commitment Letter and (iv) the Purchasers and their respective affiliates have not provided any legal, accounting, regulatory or tax advice and you have consulted your own legal and financial advisors to the extent you deemed appropriate.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to any transactions contemplated by this Commitment Letter and the process leading thereto. You agree that you will not claim that the Purchasers or their applicable affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to you or your affiliates, in connection with any transactions contemplated by this Commitment Letter or the process leading thereto.

12.	Assignments and Amendments

This Commitment Letter and the commitments hereunder are not assignable without the prior written consent of each other party hereto and the Company and any attempted assignment without such consent will be null and void; provided, that the Purchasers shall have the right to reallocate, assign, sell or otherwise transfer all or a portion of their respective commitment in respect of the Investment and their respective rights and obligations hereunder (without the consent of any person or entity but with notice to the Issuer and the Company) to one or more investment funds, alternative investment vehicles, accounts or special purpose vehicles managed exclusively by Searchlight Capital Partners, LP; provided, further, that no such reallocation, assignment, sale or transfer shall reduce or release any Purchaser from its obligations hereunder (including the applicable commitment to fund the Equity Commitment) unless and until such obligations are satisfied in full. This Commitment Letter may not be amended or waived except in a written instrument signed by you, the Company and the Purchasers.

This Commitment Letter is the only agreement that has been entered into among us and you solely with respect to the Preferred Units and the Common Units and sets forth the entire understanding of the parties with respect hereto and thereto, and supersedes all prior agreements and understandings related to the subject matter hereof.

13.	Counterparts and Governing Law

This Commitment Letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document. Delivery of an executed signature page of this Commitment Letter by electronic (including “PDF”) transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter shall not be denied legal effect merely because the signatures thereto were delivered by electronic (including “PDF”) transmission and each party hereto agrees not to contest the validity or enforceability of this Commitment Letter merely because it is made electronically. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Commitment Letter and/or any document to be signed in connection with this letter agreement and the transactions contemplated hereby shall be deemed to include electronic signatures or electronic records, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

This Commitment Letter and any claim, controversy or dispute arising under or related to this Commitment Letter (whether in tort, contract (at law or in equity) or otherwise), shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

14.	Venue and Submission to Jurisdiction

Each of the parties hereto irrevocably and unconditionally (a) submits to the exclusive jurisdiction of any state or federal court sitting in New Castle County in the State of Delaware (or any appellate court therefrom) over any suit, action or proceeding arising out of or relating to this Commitment Letter, (b) agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Delaware state or, to the extent permitted by law, federal court and (c) agrees that a final, non-appealable judgment in any such action may be enforced in other jurisdictions in any manner provided by law. You and we agree that service of any process, summons, notice or document by registered mail addressed to such person shall be effective service of process against such person for any suit, action or proceeding brought in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum.

15.	Waiver of Jury Trial

EACH OF THE PARTIES HERETO IRREVOCABLY AGREES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THE MERGER, THIS COMMITMENT LETTER OR THE PERFORMANCE BY US OR ANY OF OUR AFFILIATES OF THE SERVICES CONTEMPLATED HEREBY. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

16.	Survival

The provisions of this Commitment Letter set forth under this heading and the headings “No Shop; Alternate Transaction”, “Confidentiality”, “Indemnification; Expenses”, “Sharing Information; Absence of Fiduciary Relationship”, “Assignments and Amendments”, “Counterparts and Governing Law”, “Venue and Submission to Jurisdiction” and “Waiver of Jury Trial” shall survive the termination or expiration of this Commitment Letter and shall remain in full force and effect regardless of whether the Investment closes; provided, that if the Investment is consummated, the provisions under the headings “Confidentiality”, “Indemnification; Expenses”, and “Sharing Information; Absence of Fiduciary Relationship” shall be superseded and deemed replaced by the terms of the Equity Documentation governing such matters.

17.	Integration

This Commitment Letter supersedes any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between or among the parties hereto and their affiliates as to the subject matter hereof.

This Commitment Letter constitutes a legal, valid and binding obligation, enforceable against each of the parties hereto and thereto in accordance with their respective terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) and with respect to the subject matter contained herein and therein (including an obligation to negotiate in good faith), it being acknowledged and agreed that the obligation to consummate the Investment on the Closing Date pursuant to the commitments provided hereunder is subject only to those conditions set forth in the Conditions Annex.

18.	No Underwriter or Similar Role

NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NEITHER THE PURCHASERS NOR ANY OF THEIR AFFILIATES ARE ACTING AS AN UNDERWRITER, ARRANGER, TRUSTEE, AGENT OR IN A SIMILAR ROLE OR OTHERWISE PERFORMING ANY SERVICES HEREUNDER AND THE ROLE OF THE PURCHASER AND ITS AFFILIATES HEREUNDER SHALL BE LIMITED TO THEIR COMMITMENT TO PURCHASE THE PREFERRED UNITS AS A PRINCIPAL.

19.	Patriot Act

The Purchasers hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), the Purchasers may be required to obtain, verify and record information that identifies the Company, which information includes the name, address, tax identification number and other information regarding the Company that will allow the Purchaser to identify the Company in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Purchaser.

20.	Acceptance and Termination

If the foregoing correctly sets forth our agreement, please indicate your acceptance of our offer by returning to us executed counterparts of the Commitment Letter. If you do so execute and deliver to us this Commitment Letter, we agree to hold our commitment to purchase the Preferred Units available for you until the earliest of: (a) after the execution of the Merger Agreement and prior to the time of the consummation of the Merger, the valid termination of the Merger Agreement in accordance with its terms; (b) the consummation of the Closing and funding of the Equity Commitment (at which time the Commitment Parties’ obligations hereunder shall be deemed fulfilled); (c) the assertion, in writing, in any litigation or any arbitration proceeding, by the Company or any of its Subsidiaries or any of its or their respective authorized Representatives, of any Non-Permitted Claim (as defined in the Limited Guaranty); provided, further, that for the avoidance of doubt, neither the pursuit of specific performance or other equitable relief pursuant to Section 8 of this Commitment Letter or Section 9.9(b) of the Merger Agreement, nor the subsequent or alternative pursuit of the Parent Termination Fee or Guaranteed Obligations under and solely in accordance with the Merger Agreement or the Limited Guaranty, shall constitute a claim that triggers termination of this Commitment Letter pursuant to this clause (c) or a Non-Permitted Claim (as defined in the Limited Guaranty), and the exercise of any such remedy shall not prejudice, limit or otherwise affect the Company’s right to pursue any other remedy expressly permitted hereunder, under the Merger Agreement or under the Limited Guaranty; (d) the payment by the Purchasers of their Guaranteed Obligations (as defined in the Limited Guaranty) pursuant to the Limited Guaranty; and (e) 11:59 p.m., New York City time on the date which is 90 days after the Outside Date (as defined in, and as it may be extended pursuant to the express provisions of, the Merger Agreement as in effect on the date hereof) (such earliest time, the “Expiration Date”); provided, that the termination of any commitment pursuant to this sentence shall not prejudice your rights and remedies in respect of any breach of this Commitment Letter. Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of each of the Purchasers hereunder shall automatically terminate unless the Purchasers shall, in their sole discretion, agree to an extension in writing.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

COMMITMENT PARTIES:

SEARCHLIGHT CAPITAL IV, L.P.

By:	Searchlight Capital Partners IV GP, L.P.,
its general partner

By:	Searchlight Capital Partners IV GP, LLC,
its general partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Signatory

SEARCHLIGHT CAPITAL IV PV-A, L.P.

By:	Searchlight Capital Partners IV GP, L.P.,
its general partner

By:	Searchlight Capital Partners IV GP, LLC,
its general partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Signatory

SEARCHLIGHT CAPITAL IV PV-B, L.P.

By:	Searchlight Capital Partners IV GP, L.P.,
its general partner

By:	Searchlight Capital Partners IV GP, LLC,
its general partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Signatory

[Signature Page to Preferred Equity Commitment Letter]

Agreed and accepted
AS OF THE DATE FIRST WRITTEN ABOVE:

ISSUER:

WD CAPITAL PARTNERS HOLDINGS LP

By:	/s/ Thomas C. Priore
Name:	Thomas C. Priore
Title:	President and Secretary

[Signature Page to Preferred Equity Commitment Letter]

SCHEDULE I

Purchaser	Initial Stated Value of Preferred Units
Searchlight Capital IV, L.P.	$88,679,113.00
Searchlight Capital IV PV-A, L.P.	$63,131,638.00
Searchlight Capital IV PV-B, L.P.	$8,189,249.00
Total:	$160,000,000.00

EXHIBIT A

Transaction Summary

WD Capital Partners Parent Inc., a Delaware corporation (the “Parent”) and wholly owned subsidiary of the Issuer, intends to directly acquire (the “Merger”) all of the outstanding equity interests of the Company, all as set forth in the Merger Agreement (as defined on Exhibit C). In connection therewith:

a)	The Company, Parent and WD Capital Partners Merger Sub Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), will enter into the Merger Agreement, pursuant to which, among other things, on the Closing Date, Merger Sub will merge (the “Merger”) with and into the Company, with the Company the surviving the Merger as a direct, wholly-owned subsidiary of Parent;

b)	On or prior to the Closing Date, the Issuer will contribute, directly or indirectly, the proceeds of the issuance of the Preferred Units to Parent in the form of common equity;

c)	In connection with the Closing, immediately prior to the Effective Time, certain stockholders of the Company as of immediately prior to the Effective Time (the “Rollover Stockholders”) will contribute and transfer all of their outstanding equity interests in the Company to Holdings in exchange for a number of newly issued equity interests of Holdings (collectively, the “Equity Rollover”), in each case, pursuant to the terms and conditions of that certain Support Agreement, dated as of the date hereof, by and among the Company, Parent, Holdings and the Rollover Stockholders (the “Support Agreement”);

d)	Priority Holdings, LLC, as borrower under the Credit Agreement (as defined on Exhibit B to the Commitment Letter) shall, (i) on or prior to the Closing Date (A) make a Borrowing (under and as defined in the Credit Agreement) in an amount sufficient, together with all available cash on hand, to make the Closing Restricted Payment (as defined below), (B) declare an irrevocable Restricted Payment (as defined in the Credit Agreement), payable at Closing, in an aggregate amount not to exceed $131,200,000 (the “Closing Restricted Payment”), the proceeds of which shall be distributed to the Company, and (C) make an “LCT Election” under and as defined in the Credit Agreement that the Closing Restricted Payment shall, from and after the date of declaration of such Closing Restricted Payment, constitute a “Limited Condition Transaction” as defined in and in accordance with Section 1.08 of the Credit Agreement and (ii) on the Closing Date, make the Closing Restricted Payment substantially concurrently with the Closing. The Closing Restricted Payment shall be irrevocable prior to the Outside Date (as defined in, and as it may be extended pursuant to the express provisions of, the Merger Agreement as in effect on the date hereof); and

e)	The fees, premiums and expenses and other transaction costs incurred in connection with the Transactions, including the Closing Payment and/or any upfront fees will be paid in accordance with the Equity Term Sheet and Section 3 of this Commitment Letter.

The transactions described above are collectively referred to as the “Transactions”. For purposes of this Commitment Letter, “Closing Date” will mean the date of the consummation of the Merger and the satisfaction or waiver by the Purchasers of the conditions set forth on Exhibit C, the purchase of the Preferred Units and the issuance of the Common Units.

EXHIBIT C

Conditions to Closing

The availability of the Investment set forth in the Commitment Letter shall be subject solely to the satisfaction (or waiver by the Purchasers) of the following conditions:

1.	Merger. Substantially concurrently with the making of the Investment, the Merger shall have been consummated in accordance with that certain Agreement and Plan of Merger dated as the date hereof by and among the Company, Parent and Merger Sub (including the exhibits, schedules and all related documents, the “Merger Agreement”) and the conditions set forth in Section 7.1 and Section 7.3 of the Merger Agreement shall have been satisfied (without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the interests of the Purchasers in their respective capacities as such, without the prior written consent of the Purchasers (such consent not to be unreasonably withheld, delayed or conditioned)); provided, that (i) a reduction in the purchase price under the Merger Agreement shall not be deemed to be materially adverse to the interests of the Purchasers so long as such decrease does not reduce the Initial Stated Value of the Preferred Units purchased by the Purchasers pursuant to this Commitment Letter to an amount less than $150,000,000, (ii) any amendment or waiver to or consent in respect of the terms of the Merger Agreement that has the effect of increasing the cash consideration required to be paid thereunder on the Closing Date shall not be deemed to be materially adverse to the interests of the Purchasers as long as such increase is not funded with the proceeds of indebtedness for borrowed money or equity securities ranking pari passu or senior (including structurally senior) to the Preferred Units, (iii) any purchase price adjustment expressly contemplated by the Merger Agreement (including any working capital purchase price adjustment) shall not be considered an amendment or waiver of the Merger Agreement or consent with respect thereto, and (iv) any amendment or waiver to or consent in respect of the occurrence of a Company Material Adverse Effect contained in the Merger Agreement shall be deemed materially adverse to the Purchasers.

2.	Material Adverse Effect. Since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect.

3.	Equity Rollover. The Equity Rollover shall have occurred in accordance with the terms of the Support Agreement as in effect on the date hereof without any amendment, modification or waiver of any of the provisions of the Support Agreement, without the prior written consent of the Purchasers (such consent not to be unreasonably withheld, delayed or conditioned).